File No. ~~812-15772~~812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

~~Partners Group Private Equity (Master Fund), LLC; Partners Group (USA)Inc.; Partners Group AG; Partners Group (UK) Ltd; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Ltd; Partners Group Cayman Management I Ltd; Partners Group Cayman Management III Ltd; Partners Group Cayman Management IV Ltd; Partners Group Investment ICC Ltd; Partners Group Management Ltd; Partners Group Management (Scots) LLP; Partners Group Management I S.a.r.l.; Partners Group Management II Ltd; Partners Group Management II S.a.r.l; Partners Group Management III S.V.r.l.; Partners Group Management IV (EUR) S.a.r.l.; Partners Group Management V (GBP) S.V.r.l; Partners Group Management VI (USD) S.a.r.l; Partners Group Management IX Ltd; Partners Group Management V Ltd; Partners Group Management VII Ltd; Partners Group Management VIII Ltd; Partners Group Management XI Ltd; Partners Group Management XII Ltd; Partners Group US Management II LLC; Partners Group US Management III LLC; Princess Management Ltd; Partners Group Management Direct Equity V S.V.r.l.; Partners Group Cayman Management Direct Equity V Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. ; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A. SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Generations (EUR) IC Ltd; Partners Group Generations (GBP) IC Ltd; Partners Group Generations (USD) IC Ltd; Partners Group Generations S.A., SICAV-SIF; Partners Group Generations S.A., SICAV-SIF - Loan Access; Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP); Partners Group Generations Access B, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Ltd; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV- SIF; Partners Group Private Equity Ltd; Partners Fund SICAV; Partners Fund; Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF; Partners Group PC Direct Lending Fund, L.P.; Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF; Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF; Partners Group Private Credit Diversified Fund I (USD) A, L.P.; Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF; Partners Group Private Credit Strategy Finance, LLC; Partners Group Private Credit Strategy Finance II, LLC; Partners Group Private Credit Strategy (Master Fund), LLC; Partners Group D Infra 2020 Non-US RAV, LP; Partners Group D Infra 2020 US RAV, L.P.; Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (USD) A,L.P.; Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF; Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2018 (EUR) S.C.A.,~~

SICAV-RAIF; Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.; Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR); Partners Group SLF Access, L.P.; Partners Group DE 2019 Non-US RAV, L.P.; Partners Group DE 2019 US RAV, L.P.; Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Equity IV (USD) A, L.P.; Partners Group Direct Equity V (USD) C-I, L.P.; Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF; Partners Group Global Value 2017, L.P. Inc.; Partners Group Global Value 2017 S.C.A., SICAV-SIF; Partners Group Global Value 2018 CERPI; Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF; Partners Group Constellation Access III, PF L.P.; Partners Group Constellation Access IIIA, PF L.P.; Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Sec 2020 Non-US RAV, PF L.P.; Partners Group Sec 2020 US RAV, PF L.P.; Partners Group Sec 2020 Conc. RAV, PF L.P.; Partners Group Secondary 2020 (USD) A,L.P.; Partners Group Secondary 2020 (USD) C-I, L.P.; Partners Group Secondary 2020 (USD) C, L.P. Inc.; Partners Group LIFE 2018 A, L.P.; Partners Group LIFE 2018 C-I, L.P.; Partners Group LIFE 2018 S.C.A., SICAV-RAIF; Partners Group Private Markets ELTIF SICAV; Partners Group Private Loans S.A., SICAV-SIF; Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I; WIN Alt IC Ltd; Partners Group Private Equity II, LLC; Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income; PG Partners Fund, L.P.; Princess Direct Investments, L.P. Inc.; Partners Group Lending Fund, LLC; Partners Group Next Generation Infrastructure, LLC; Partners Group Growth, LLC; Lincoln Partners Group Royalty Fund; Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF; Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity V (USD) A, L.P.; Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

CION GROSVENOR INFRASTRUCTURE FUND, CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC
100 Park Avenue, 25th Floor
~~1114 Avenue of the Americas, 37th Floor~~
New York, NY ~~10036~~10017

GCM GROSVENOR L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558

ALPHA Z INFRASTRUCTURE VI (MASTER), L.P., GCM GROSVENOR CHICAGO EMERGING MANAGERS, L.P., GCM GROSVENOR CUSTOMIZED INFRASTRUCTURE STRATEGIES III, L.P., ELECTRICAL WORKERS INFRASTRUCTURE FUND, L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2024 (EURO) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2025 (EURO) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2024 (USD) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2025 (USD) (MASTER), L.P., LABOR IMPACT FUND, L.P., GCM GROSVENOR INFRASTRUCTURE ADVANTAGE FUND II, L.P., GCM GROSVENOR MULTI-ASSET CLASS MASTER FUND III, L.P., NORTH DAKOTA REAL ASSETS FUND, L.P., GCM GROSVENOR NEST SAMMELSTIFTUNG II, L.P., 2021 INFRASTRUCTURE COMPARTMENT (MASTER), A SUB-FUND OF VERTUO (MASTER) S.C.SP SICAV-RAIF, GCM GROSVENOR - OSOOL INVESTMENTS, L.P., GCM PHOENIX INVESTMENTS MASTER, L.P., GCM GROSVENOR PACIFIC, L.P. (2020-1 INVESTMENT SERIES), LTV INFRASTRUCTURE (GCM) (MASTER), L.P. (2022-1 INVESTMENT SERIES), GCM GROSVENOR INFRASTRUCTURE INVESTMENT PROGRAM, L.P. (2022-1 INVESTMENT SERIES), MICHIGAN SMALL AND EMERGING MANAGER FUND - GCM GROSVENOR, L.P., GCM GROSVENOR CEDAR INFRASTRUCTURE INVESTMENT FUND 2021 (MASTER), L.P., GCM SFMI INFRASTRUCTURE FEEDER, L.P., GCM SFMI INFRASTRUCTURE, L.P., GCM TEW INFRASTRUCTURE PARTNERS, L.P., TEXAS EMERGING MANAGERS PRIVATE MARKETS PROGRAM, L.P., GCM WPP GLOBAL INFRASTRUCTURE, L.P., GCM WPP GLOBAL INFRASTRUCTURE II LP, GCM WPP UK INFRASTRUCTURE LP, GCM GROSVENOR INFRASTRUCTURE OPPORTUNITIES FUND, SCSP

767 Fifth Avenue, 14th Floor
New York, NY 10153

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

All Communications, Notices and Orders to:
~~Joshua B. Deringer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103-6996~~
~~215-988-2700~~
~~joshua.deringer@faegredrinker.com~~

~~Joshua M. Lindauer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP~~

1177 Avenue of the Americas, 41st Floor
New York, NY 10036
212-248-3298
joshua.lindauer@faegredrinker.com

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

Copies to:
Robert M. Collins
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600
robert.collins@partnersgroup.com

Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com

July 28September 4, **2025**

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***1940*** ~~*Act" or "Act*~~"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission ~~to Partners Group (USA), Inc., et al. on July 6, 2017 under Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act~~ on September 25, 2024 (the "***Prior Order***")[2] that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~[2]~~

- ~~Partners Group Private Equity (Master Fund), LLC, a~~CION Grosvenor Infrastructure Fund (the "***Feeder Fund***"), a Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act ~~("*PGPE*")~~that is operated as an interval fund;
- ~~Partners Group Next Generation~~CION Grosvenor Infrastructure Master Fund, LLC~~, a~~ (the "***Master Fund***" and together with the Feeder Fund, the "***Existing Regulated Funds***"), a Delaware limited liability company that is a non-diversified, closed-end management investment company registered under the 1940 Act ~~("*PGNGI*")~~that will operate as an interval fund;
- ~~Partners Group Growth, LLC, a closed-end management investment company registered under the Act ("*PGG*");~~
- ~~Partners Group Lending Fund, LLC, a closed-end management investment company that intends to elect to be regulated as a business development company ("*BDC*");~~
- ~~Lincoln Partners Group Royalty Fund (formerly, Lincoln Royalties Income Fund, LP), a closed-end management investment company registered under the Act that is sub-advised by Partners Group (defined below) ("*LPGRF*" and, together with PGPE, PGNGI, PGG and the BDC, the "~~GCM Grosvenor L.P. ("***GCM Grosvenor***" or the "***Existing Adviser***"), an Illinois limited partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"), and serves as the investment subadviser to the Existing Regulated Funds~~")~~; and
- ~~Partners Group (USA)Inc., the investment adviser to PGPE, PGNGI, PGG and BDC and the sub-adviser to LPGRF ("*Partners Group*");~~
- ~~Partners Group AG, a corporation organized in Switzerland and an exempt reporting adviser under the Advisers Act ("*Partners Group AG*");~~
- ~~The following entities, each of which serves as the investment adviser and/or general partner of one or more Affiliated Funds: Partners Group (UK) Ltd ("*Partners Group UK*"); Partners Group (Luxembourg) S.A. ("*Partners Group Lux*"); Partners Group (Guernsey) Ltd ("*Partners Group Guernsey*"); Partners Group Cayman Management I Ltd ("*PGCM I*"); Partners Group Cayman Management III Ltd ("*PGCM III*"); Partners Group Cayman Management IV Ltd ("*PGCM IV*"); Partners Group Management Ltd ("*PGML*"); Partners Group Management (Scots) LLP ("PGMS~~

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] CION Grosvenor Infrastructure Fund, et al. (File No. 812-15523), Release No. IC-35310 (August 30, 2024) (notice), Release No. IC-35334 (September 25, 2024) (order).

~~[2] *Partners Group (USA), Inc., et al.*, (File No. 812-14193-01) Investment Company Act Rel. Nos. 32667 (June 1, 2017) (notice) and 32726 (July 6, 2017) (order).~~

LLP”); Partners Group Management I S.a.r.l. (“*PGMS I*”); Partners Group Management II Ltd (“*PGML II*”); Partners Group Management II S.a.r.l (“*PGMS II*”); Partners Group Management III S.a.r.l. (“*PGMS III*”); Partners Group Management IV (EUR) S.a.r.l. (“*PGMS IV EUR*”); Partners Group Management V (GBP) S.a.r.l (“*PGMS V GBP*”); Partners Group Management VI (USD) S.a.r.l (“*PGMS VI USD*”); Partners Group Management IX Ltd (“*PGML IX*”); Partners Group Management V Ltd (“*PGML V*”); Partners Group Management VII Ltd (“*PGML VII*”); Partners Group Management VIII Ltd (“*PGML VIII*”); Partners Group Management XI Ltd (“*PGML XI*”); Partners Group Management XII Ltd (“*PGML XII*”); Partners Group US Management II LLC (“*PGUSM II*”); Partners Group US Management III LLC (“*PGUSM III*”); Princess Management Ltd (“*Princess*”); Partners Group Management Direct Equity V S.a.r.l. (“*PGMDE V*”); Partners Group Cayman Management Direct Equity V Limited (“*PGCMD V*” and collectively with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux, Partners Group Guernsey, PGCM I, PGCM III, PGCM IV, PGML, PGMS LLP, PGMS I, PGML II, PGMS II, PGMS III, PGMS IV EUR, PGMS V GBP, PGMS VI USD, PGML IX, PGML V, PGML VII, PGML VIII, PGML XI, PGML XII, PGUSM II, PGUSM III, Princess, PGMDE V, the “*Existing Advisers*”);

- The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act (the “*Existing Affiliated Funds*” and, together with the Existing Regulated Funds and the Existing Advisers, the “*Applicants*”).[3]

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[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this ~~amended and restated~~ application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

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[4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

~~The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "**Wholly-Owned Investment Sub**" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "**Joint Venture**" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "**BDC Downstream Fund**" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.~~

~~In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.~~

[5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

~~To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.~~

[6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "Joint Venture" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

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[7] "***Adviser***" means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term "Adviser" also includes any internally-managed Regulated Fund.

[8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

GCM Grosvenor Inc. ("***GCMG***"), a publicly traded company, owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. GCMG, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, GCMG has not been included as an Applicant.

Each of the Existing Regulated Funds is an externally managed, closed-end, non-diversified management investment company registered under the 1940 Act that is operated as an interval fund.

A. ~~PGPE~~Feeder Fund

~~PGPE was organized under the Delaware Limited Liability Company Act on August 4, 2008. PGPE is a closed-end management investment company registered under the Act. PGPE commenced investment operations on July 1, 2009. PGPE intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PGPE's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.~~

~~PGPE's investment objective is to seek attractive long-term capital appreciation by investing in a diversified portfolio of private equity investments. PGPE has a five-member board (the "PGPE Board"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.[9]~~

The Feeder Fund is continuously offered and is organized as a Delaware statutory trust. The Feeder Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended.

GCM Grosvenor serves as the investment subadvisor to the Feeder Fund and is responsible for making investments decisions for the Feeder Fund's entire portfolio. CION Grosvenor Management, LLC ("***CGM***"), a Delaware limited liability company registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Feeder Fund pursuant to an investment management agreement between CGM and the Feeder Fund. CGM is a joint venture between GCMG and CION Investment Group, LLC.[9] The Feeder Fund's investment objective is to seek to provide current income and long-term capital appreciation. The Feeder Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Feeder Fund's business and affairs are managed under the direction of a board of trustees, which currently consists of six members, four of whom are not "interested" persons of the Feeder Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "***Feeder Board***").[10]

B. ~~PGNGI~~Master Fund

~~PGNGI was organized under the Delaware Limited Liability Company Act on May 24, 2023 and registered as an investment company on February 14, 2024. PGNGI is a closed-end management investment company registered under the Act. PGNGI commenced investment operations on August 1, 2023. PGNGI intends to qualify annually as a regulated investment company under Sub-Chapter M of the~~

~~[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.~~

[9] CGM is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of the Advisers; or (ii) an affiliated person of any affiliated person of an Adviser, except for the affiliation that arises as a result of CGM serving as the investment adviser to Regulated Funds that are subadvised by GCM.

[10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

Internal Revenue Code of 1986, as amended. PGNGI's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.

PGNGI's investment objective is to seek attractive risk-adjusted returns on a portfolio of global infrastructure investments. PGNGI has a five-member board (the "PGNGI Board"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act. The Master Fund is privately offered and is organized as a Delaware limited liability company. The Master Fund expects to be treated as a partnership for U.S. federal income tax purposes.

GCM Grosvenor serves as the investment subadvisor to the Master Fund and is responsible for making investments decisions for the Master Fund's entire portfolio. CGM serves as the investment adviser to the Master Fund pursuant to an investment management agreement between CGM and the Master Fund. The Master Fund's investment objective is to seek to provide current income and long-term capital appreciation. The Master Fund seeks to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition and supply chain / logistics sectors and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses) in such sectors. The Master Fund's business and affairs are managed under the direction of a board of directors, which currently consists of six members, four of whom are not "interested" persons of the Feeder Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "*Master Board*" and together with the Feeder Board, the "*Board*"). The members of the Master Board are the same as the members of the Feeder Board.

C.   ~~PGG~~CM Grosvenor

~~PGG was organized under the Delaware Limited Liability Company Act on July 1, 2023 and registered as an investment company on February 14, 2024. PGG is a closed-end management investment company registered under the Act. PGG commenced investment operations on September 20, 2023. PGG intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PGG's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.~~

~~PGG's investment objective is to seek long-term capital appreciation by investing in private market enterprises with above-market growth potential. PGG has a five-member board (the "*PGG Board*"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.~~

~~D.   BDC~~

~~BDC is a Delaware limited liability company formed under the Delaware Limited Liability Company Act on July 12, 2023 and has not yet commenced operations as a BDC. The BDC is an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC, under the Act. BDC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. BDC's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.~~

~~BDC's investment objective is to generate attractive risk-adjusted returns and current income by primarily investing in a geographically and industrially well-balanced and broadly distributed portfolio of primarily senior secured loans, which will typically pay interest composed of a reference rate, plus a margin, of private middle market U.S. companies. BDC has a five-member board (the "BDC Board"), of which three members are not "interested" persons of BDC within the meaning of Section 2(a)(19) of the Act.~~

~~E.   LPGRF~~

~~LPGRF is a Delaware~~GCM Grosvenor is an Illinois limited partnership ~~and closed-end, management investment company and will operate as a tender offer fund. LPGRF was organized on September 13, 2024 and~~ registered as an investment ~~company~~adviser under the Advisers Act ~~on March 19, 2025. LPGRF's investment adviser is Lincoln Financial Investments Corporation and Partners Group serves as the sub-adviser to LPGRF~~. GCM Grosvenor serves as the investment subadvisor to the Existing Regulated Funds pursuant to Sub-Advisory Agreements with CGM and the respective entity. GCM Grosvenor identifies investment opportunities and executes on trading strategies for the Existing Regulated Funds, subject to their investment guidelines.

~~LPGRF's investment objective is to seek high risk-adjusted returns across various market cycles. LPGRF seeks to achieve its investment objective by primarily investing in a globally varied portfolio of direct investments in royalties, royalties funds and royalty secondary fund, and other income-oriented investments such as broadly syndicated loans and listed royalties and credit instruments (whether senior or junior) backed by royalties. LPGRF is managed by a board (the "LPGRF Board" and, together with the PGPE Board, PGNGI Board, PGG Board, BDC Board, and any Future Regulated Fund's board of directors, the "Board") currently comprised of four persons, three of whom are not "interested persons," within the meaning of Section 2(a)(19) of the Act, of LPGRF, Partners Group, or any Partners Group affiliated entities.[10]~~

~~F.   Existing Advisers~~

~~The Existing Advisers are each a direct or indirect subsidiary of Partners Group Holding AG, a corporation incorporated under Switzerland Law, with assets under management by its affiliates of approximately $152 billion as of December 31, 2024 ("Partners Group Holding"). Partners Group Holding currently owns directly or indirectly a majority of each of Existing Adviser. The Existing Advisers serve as the investment adviser or sub-adviser of the Existing Regulated Funds and the investment adviser and/or general partner to each of the Existing Affiliated Funds, and either they or another Adviser will serve as the investment adviser or sub-adviser to any Future Regulated Fund. Partners Group Holding, however, is a holding company and is not an investment adviser and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Partners Group Holding will not be the source of any potential Co-Investment Transactions under the requested Order. As a result, Partners Group Holding has not been included as an Applicant. Existing Advisers also provide or will provide administrative services to certain of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement.~~

~~Partners Group is a wholly-owned subsidiary of Partners Group Holding and an investment adviser registered with the Commission under the Advisers Act. Partners Group Serves as the investment adviser or sub-adviser to the Existing Regulated Funds.~~

~~Partners Group AG is a Swiss corporation and an exempt reporting adviser under the Advisers Act. Partners Group AG is registered with the Swiss Financial Markets Authority (FINMA) and provides investment recommendations to Partners Group with respect to its clients' portfolios in accordance with the Unibanco line of no-action letters.[11]Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.~~

~~[10]   Lincoln Financial Investments Corporation is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of Partners Group; or (ii) an affiliated person of an affiliated person of Partners Group, except for the affiliation that arises as a result of serving as the investment adviser to LPGRF that is sub-advised by Partners Group.~~

~~[11]   *See, e.g.*, Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) ("Unibanco"); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1,~~

~~Other than Partners Group (which is a registered investment adviser with the Commission under the Advisers Act) and Partners Group AG (which is an exempt reporting under the Advisers Act), each of the Existing Advisers are foreign private advisers under the Advisers Act that are not registered as investment advisers with the Commission. However, all of the Applicants' investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Please see Appendix A for the list of Affiliated Funds and their Advisers as of the date of this Application.~~

~~Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, Existing Advisers will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund's and the Existing Affiliated Fund's officers and directors/manager regularly.~~

~~G~~ D.   The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an "investment company" but for Section 3(c)(1), Section 3(c)(5) or Section 3(c)(7) of the 1940 Act.[12] ~~An Adviser serves as the investment adviser to~~ ~~e~~Each Existing Affiliated Fund is advised by the Existing Adviser. A complete list of the Existing Affiliated Funds ~~and their Advisers~~ is included in Appendix A.[11]

III.   ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint

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~~1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998); See also, Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3222 (June 22, 2011).~~

~~12   In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.~~

[11] In the future, an Affiliated Entity may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

enterprise or other joint arrangement or profit-sharing plan"[13][12] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~The Existing Advisers are each majority-owned by and are under the common control of Partners Group Holding AG, and are thus affiliated persons of each other.~~

Accordingly, with respect to ~~each~~the Existing Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser~~s~~, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC ~~C~~Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.   <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but

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[13][12] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company …… and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ……"

not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[14][13]

2. <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[15][14] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[16][15] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[17][16]

4. <u>No Remuneration</u>. Any transaction fee[18][17] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund,

or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. <u>Co-Investment Policies</u>. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to

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[14] [13] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[15] [14] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[16] [15] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[17] [16] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[18] [17] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "*Co-Investment Policies*"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[19][18]

        6.   Dispositions:

        (a)   Prior to any Disposition[20][19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

        (b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[21][20]

        7.   Board Oversight

        (a)   Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

        (b)   Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

        (c)   At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

        (d)   Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

        (e)   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

        8.   Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business

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[19] [18] The Affiliated Entities may adopt shared Co-Investment Policies.

[20] [19] *"Disposition"* means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[21] [20] *"Tradable Security"* means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[22][21]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~C o~~Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "**_Existing Orders_**").[23][22] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility

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[22] [21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

[23] [22] _See, e.g._, ~~FS Credit Opportunities Corp.~~Partners Group Private Equity (Master Fund), LLC, _et al_. (File No. ~~812-15706~~812-15772), Release No. IC-~~35520 (April 3~~35708 (August 7, 2025) (notice), Release No. IC-~~35561 (April 29~~35736 (September 3, 2025) (order); ~~Sixth Street Specialty Lending, Inc.~~Gemcorp Commodities Alternative Products Fund, _et al_. (File No. ~~812-15729~~812-15600), Release No. IC-~~35531 (April 10~~35701 (July 30, 2025) (notice), Release No. IC-~~35570 (May 6, 2025) (order)~~35733 (September 2, 2025) (order); Fortress Private Lending Fund, _et al_. (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, _et al_. (File No. 812-

15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., *et al*. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, *et al*. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, *et al*. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, *et al*. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., *et al*. (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, *et al*. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, *et al*. (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, *et al*. (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., *et al*. (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., *et al*. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., *et al*. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., *et al*. (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, *et al*. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, *et al*. (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., *et al*. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, *et al*. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, *et al*. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., *et al*. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., *et al*. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, *et al*. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., *et al*. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, *et al*. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., *et al*. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, *et al*. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, *et al*. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, *et al*. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, *et al*. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, *et al*. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, *et al*. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, *et al*. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, *et al*. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., *et al*. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, *et al*. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., *et al*. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, *et al*. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, *et al*. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., *et al*. (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, *et al*. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al*. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., *et al*.

for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.   PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Joshua B. Deringer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103-6996~~
~~215-988-2700~~
~~joshua.deringer@faegredrinker.com~~

~~Joshua M. Lindauer, Esq.~~
~~Faegre Drinker Biddle & Reath LLP~~
~~1177 Avenue of the Americas, 41st Floor~~
~~New York, NY 10036~~
~~212-248-3298~~
~~joshua.lindauer@faegredrinker.com~~

~~Copies to:~~

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

~~Robert M. Collins~~
~~Partners Group (USA) Inc.~~
~~1114 Avenue of the Americas, 37th Floor~~
~~New York, NY 10036~~
~~212-908-2600~~
~~robert.collins@partnersgroup.com~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com

B.   Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

(File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this Application to be duly signed on their behalf on the ~~28th~~4th day of ~~July~~September, 2025.

~~Partners Group Private Equity (Master Fund), LLC~~

CION GROSVENOR INFRASTRUCTURE FUND
~~By: /s/ Brian Igoe~~
~~Name: Brian Igoe~~
~~Title: CFO~~

By: /s/ ~~Helen Flood~~   Patrick T. Quinn
Name: Patrick T. Quinn
Name: ~~Helen Flood~~
Title: ~~COO~~Chief Legal Officer

~~Partners Group (USA) Inc.~~
CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: /s/ ~~Helen Flood~~   Patrick T. Quinn
~~Name: Helen Flood~~
~~Title: Director~~
~~By: /s/ Brian Igoe~~
Name: ~~Brian Igoe~~Patrick T. Quinn
~~Title: Authorized Signatory~~
~~Partners Group AG~~
~~By: /s/ Iain Walker~~
~~Name: Iain Walker~~
~~Title: Authorized Signatory~~
~~By: /s/ Tom Martel~~
~~Name: Tom Martel~~
~~Title: Authorised Signatory~~
~~By: Partners Group (UK) Ltd~~
~~On behalf of itself and as authorised corporate director of: Partners Group Generations Fund I~~
~~By: /s/ Mike Bryant~~
~~Name:~~   ~~Mike Bryant~~
Title: ~~Director~~Chief Legal Officer
~~By: /s/ Andrew Campbell~~

Name: ~~Andrew Campbell~~
Title: ~~Director~~
~~Partners Group (Luxembourg) S.A.~~
~~On behalf of itself and as management company of:~~
~~Partners Group (Italy) Global Value 2014~~
~~Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF~~
~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Emil Petrov~~
~~Title: Authorized Signatory~~

GCM GROSVENOR L.P.

~~Partners Group Generations S.A, SICAV-SIF On behalf of itself and as management company of: Partners Group Generations S.A., SICAV-SIF Partners Group Generations S.A., SICAV-SIF - Loan Access Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP)~~
~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Emil Petrov~~
~~Title: Authorized Signatory~~
~~Partners Group Private Loans S.A., SICAV-SIF~~
~~On behalf of itself and its sub-fund:~~
~~Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I~~

By: /s/ ~~Benjamin Delamare~~ Girish Kashyap
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
Name: ~~Emil Petrov~~ Girish Kashyap
Title: Authorized Signatory

~~Partners Group Private Markets ELTIF SICAV~~
~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Emil Petrov~~
~~Title: Authorized Signatory~~

~~Executed by Partners Group Cayman Management I Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Direct Equity 2016 (USD) A, L.P.~~

Name:

Name:

Name:

~~Partners Group Direct~~

Alpha Z Infrastructure ~~2016~~**VI** (~~USD~~**Master**)~~ A~~, **L.P.**
GCM Grosvenor Chicago Emerging ~~P~~**M**a~~rt~~**n**agers

~~Group Secondary 2015 (USD) A~~, **L.P.**

~~Partners Group Private Credit Diversified Fund~~ **GCM Grosvenor Customized Infrastructure Strategies I~~I~~** ~~(USD) A~~**, L.P.**

~~Partners Group Direct~~ **Electrical Workers** Infrastructure ~~2020 (USD)~~
~~A~~**Fund**, **L.P.**

~~Partners Group Direct Equity IV (USD) A~~ **GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master)**, **L.P.**

~~Partners Group Secondary 2020 (USD) A,L.P.~~

~~Partners Group LIFE 2018 A~~ **GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master)**, **L.P.**

~~By: /s/ Samantha le Marquand~~
~~Name: Samantha le Marquand~~
~~Title: Director~~
~~By: /s/ Jason Sneah~~
~~Name: Jason Sneah~~
~~Title: Director~~
~~Executed by Partners Group Cayman Management III Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Direct Equity 2016 (USD) C-I, L.P.~~

~~Partners Group Subordinated Debt~~ **GCM Grosvenor J Infrastructure Investment** Fund ~~2018~~**2024** (USD) ~~C-I~~**(Master)**, **L.P.**

~~Partners Group Secondary 2020~~ **GCM Grosvenor J Infrastructure Investment Fund 2025** (USD) ~~C-I~~**(Master)**, **L.P.**

~~Partners Group LIFE 2018 C-I~~ **Labor Impact Fund**, **L.P.**

~~Partners Group~~ ~~P~~**GCM** ~~Direct Lending~~**Grosvenor Infrastructure Advantage** Fund **II**, **L.P.**

GCM Grosvenor Multi-Asset Class Master Fund III, **L.P.**

~~By: /s/ Samantha le Marquand~~
~~Name: Samantha le Marquand~~
~~Title: Director~~
~~By: /s/ Jason Sneah~~
~~Name: Jason Sneah~~
~~Title: Director~~
~~Executed by Partners Group Cayman Management IV Ltd On behalf of itself and as manager of~~
~~Partners Group Global Value 2018 CERPI~~
~~By: /s/ Jason Sneah~~
~~Name: Jason Sneah~~
~~Title: Director~~
~~By: /s/ Samantha le Marquand~~
~~Name: Samantha le Marquand~~
~~Title: Director~~
~~Executed by Partners Group Management VIII Ltd On behalf of itself and as general partner of Partners Group Direct Equity 2016 (EUR) G, L.P. Partners Group Direct Equity 2016 (EUR), L.P. Inc.~~
~~By: /s/ Samantha le Marquand~~
~~Name: Samantha le Marquand~~
~~Title: Authorized Signatory~~
~~By: /s/ Andrew Bent~~

Name: Andrew Bent

Title: Authorized Signatory

Executed by Partners Group Management VII Ltd

On behalf of itself and as general partner of

| ~~Partners Group Direct Equity 2016 (USD) C~~ | **North Dakota Real Assets Fund**, L.P. |
| ~~Partners Group Direct Equity 2016 (USD) C-G~~ | **GCM Grosvenor Nest Sammelstiftung II**, L.P. |

~~Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.~~

2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF

~~By:~~   /s/ Samantha le Marquand

~~Name:~~   ~~Samantha le Marquand~~

~~Title:~~   ~~Authorized Signatory~~

~~By:~~   /s/ Andrew Bent

~~Name:~~   ~~Andrew Bent~~

~~Title:~~   ~~Authorized Signatory~~

| ~~Executed by Partners Group Management V Ltd On behalf of itself and as general partner of Partners Group Emerging Markets 2015~~ | **GCM Grosvenor - Osool Investments**, L.P. ~~Inc.~~ |

GCM Phoenix Investments Master, L.P.

~~By:~~   /s/ Samantha le Marquand

~~Name:~~   ~~Samantha le Marquand~~

~~Title:~~   ~~Authorized Signatory~~

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

~~By:~~   /s/ Andrew Bent

~~Name:~~   ~~Andrew Bent~~

~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management XI Ltd~~

~~On behalf of itself and as general partner of~~

~~Partners Group Global Growth 2014, L.P. Inc.~~

~~Partners Group Secondary 2015 (USD) C, L.P.~~

~~Partners Group Secondary 2020 (USD) C, L.P. Inc.~~

~~By:~~   /s/ Samantha le Marquand

~~Name:~~   ~~Samantha le Marquand~~

~~Title:~~   ~~Authorized Signatory~~

~~By:~~   /s/ Andrew Bent

~~Name:~~   ~~Andrew Bent~~

~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management IX Ltd On behalf of itself and as general partner of Partners Group Global Infrastructure 2012, L.P. Inc.~~

~~By:~~   /s/ Samantha le Marquand

~~Name:~~   ~~Samantha le Marquand~~

~~Title:~~   ~~Authorized Signatory~~

~~By:~~   /s/ Andrew Bent

~~Name:~~   ~~Andrew Bent~~

~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management Ltd~~

~~On behalf of itself and as general partner of~~

| ~~Partners Group Global~~ | **LTV** Infrastructure ~~2015 (EUR~~**GCM) (Master**), L.P. ~~Inc.~~**(2022-1 Investment Series)** |

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.

~~Partners Group Global~~   **GCM Grosvenor Cedar** Infrastructure ~~2018 (EUR~~**Investment Fund 2021 (Master**), L.P. ~~Inc.~~

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~   ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~   ~~Andrew Bent~~
~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management II Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Global Value 2014, L.P. Inc.~~
~~Partners Group Secondary 2015 (EUR), L.P. Inc.~~
~~PG Partners Fund, L.P.~~

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~   ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~   ~~Andrew Bent~~
~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management XII Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Global Value 2017, L.P. Inc.~~

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~   ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~   ~~Andrew Bent~~
~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management (Scots) LLP~~
~~On behalf of itself and as general partner of~~
~~Partners Group D Infra 2020 Non-US RAV, LP~~
~~Partners Group D Infra 2020 US RAV, L.P.~~

~~Partners Group~~   **GCM** S~~L~~**FMI** ~~Access~~**Infrastructure Feeder**, L.P.
~~Partners Group DE 2019 Non-US RAV~~   **GCM SFMI Infrastructure**, L.P.
~~Partners Group DE 2019 US RAV, L.P.~~
~~Partners Group Constellation Access III, PF L.P.~~
~~Partners Group Constellation Access IIIA, PF L.P.~~
~~Partners Group Sec 2020 Non-US RAV, PF L.P.~~
~~Partners Group Sec 2020 US RAV, PF L.P.~~
~~Partners Group Sec 2020 Conc. RAV, PF L.P.~~

    GCM TEW Infrastructure Partners ~~Group~~

~~Generations Access B~~, **L.P.**

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~   ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~   ~~Andrew Bent~~

Title: Authorized Signatory
Executed by Partners Group Management I S.a.r.l.
On behalf of itself and as general partner of
Partners Group Multi Asset Credit V S.C.A., SICAV-
    RAIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-
    RAIF
Partners Group Direct Infrastructure 2020 (EUR) S.C.A.,
SICAV-RAIF
Partners Group Global Infrastructure 2018 (EUR)
    S.C.A.,
SICAV-RAIF
Partners Group Subordinated Debt Fund S.C.A.,
    SICAV-
RAIF 2018 (EUR)

Texas Emerging PMartn**ag**ers Group Direct Equity IV
(EUR)**Private Markets Program,** **L.P.** S.C.Sp.,
    SICAV-
RAIF
Partners Group Direct Equity IV (EUR) S.C.A., SICAV-
    RAIF
By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory
By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory
Executed by Partners Group Management VI (USD)
S.a.r.l On behalf of itself and as general partner of
Partners Group Direct Equity IV (USD) S.C.A., SICAV-
    RAIF
By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory
By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory
Executed by Partners Group Management V (GBP)
S.a.r.l
On behalf of itself and as general partner of
Partners Group Private Markets Credit Strategies 2020
    (GBP) S.C.A., SICAV-RAIF
Partners Group Multi Asset Credit VI S.C.A., SICAV-
    RAIF
By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory
By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory
Executed by Partners Group Management II S.a.r.l

Partners Group Direct
S.C.Sp., SICAV-RAIF

Name:

On behalf of itself and as general partner of
GCM WPP Global Infrastructure ~~2020 (USD)~~, **L.P.**

~~Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF~~
~~Partners Group LIFE 2018 S.C.A., SICAV-RAIF~~ **GCM WPP Global Infrastructure II LP**
~~By:~~ ~~/s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Emil Petrov~~**GCM WPP UK Infrastructure LP**
~~Title: Authorized Signatory~~
~~Executed by Partners Group Management III S.A..r.l.~~
~~On behalf of itself and as general partner of~~
~~Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF~~
~~Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF~~
~~Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF~~
~~Partners Group Global Value 2014 (EUR) S.C.A., SICAR~~
~~Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF~~
~~Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF~~
~~Partners Group Global Value 2017 S.C.A., SICAV-SIF~~
~~Partners Group Active Income S.C.A., SICAV-SIF – PG Active Income~~
~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Name: Emil Petrov~~
~~Title: Authorized Signatory~~
~~By Partners Group Management IV (EUR) S.A. r.l.~~
~~On behalf of itself and as general partner of~~
~~Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF~~
~~Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF~~
~~Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF~~
~~Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF~~
~~Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF~~
~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~

By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC

By: /s/ Michael Villegas
Name: Michael Villegas
Title: Director

By: /s/ Rebecca Connelly
Name: Rebecca Connelly
Title: Director

Executed by Partners Group US Management III LLC
on behalf of itself and as manager of
Partners Group Private Credit Strategy Finance, LLC
Partners Group Private Credit Strategy (Master Fund), LLC
Partners Group Private Credit Strategy Finance II, LLC

By: /s/ Michael Villegas
Name: Michael Villegas
Title: Director

By: /s/ Rebecca Connelly
Name: Rebecca Connelly
Title: Director

Partners Group Global Value SICAV

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory

By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

Partners Fund SICAV

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory

By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

Executed by Partners Group (Guernsey) Ltd
On behalf of itself and on behalf of
Partners Fund
Partners Group Investment ICC Ltd
Partners Group Private Equity Ltd
Partners Group Private Equity Performance Holding Ltd
WIN Alt IC Ltd
Princess Management Ltd
Partners Group Generations (EUR) IC Ltd
Partners Group Generations (GBP) IC Ltd
Partners Group Generations (USD) IC Ltd
Princess Direct Investments, L.P. Inc.

By: /s/ Andrew Bent

Name: ~~Andrew Bent~~
Title: ~~Director~~
~~By: /s/ Samantha le Marquand~~
~~Name: Samantha le Marquand~~
~~Title: Director~~

~~Partners Group Lending~~

GCM Grosvenor Infrastructure Opportunities Fund, ~~LLC~~SCSp

~~By: /s/ Bradley Eggers~~

~~Name:~~   ~~Bradley Eggers~~

~~Title: Authorized Signatory~~
~~By: /s/ Brian Igoe~~
~~Name: Brian Igoe~~
~~Title: Authorized Signatory~~
~~Partners Group Next Generation Infrastructure, LLC~~
~~Executed by its Managing Member, Partners Group (USA) Inc.~~
~~By: /s/ Brian Igoe~~
~~Name: Brian Igoe~~
~~Title: Authorized Signatory~~
~~By: /s/ Helen Flood~~
~~Name: Helen Flood~~
~~Title: Director~~
~~Partners Group Growth, LLC~~
~~Executed by its Managing Member, Partners Group (USA) Inc.~~
~~By: /s/ Brian Igoe~~
~~Name: Brian Igoe~~
~~Title: Authorized Signatory~~
~~By: /s/ Helen Flood~~
~~Name: Helen Flood~~
~~Title: Director~~
~~Lincoln Partners Group Royalty Fund (formerly, Lincoln Royalties Income Fund, LP)~~

By: /s/ ~~Ronald A. Holinksy~~Girish Kashyap

Name:~~Ronald A. Holinksy~~Girish Kashyap

~~Title: Senior Vice President and Chief Legal~~
~~Officer~~
~~Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF~~
~~Executed by Partners Group Management Direct Equity V S.a.r.l.~~
~~On behalf of itself and as general partner of~~
~~Partners Group Direct Equity V (USD) S.C.A., SICAV-RAI~~
~~By: /s/ Benjamin Delamare~~

~~Name:~~   ~~Benjamin Delamare~~
Title: Authorized Signatory
~~By: /s/ Emil Petrov~~

~~Name:~~   ~~Emil Petrov~~
~~Title: Authorized Signatory~~

Partners Group Direct Equity V (USD) C-I, L.P.
Executed by Partners Group Cayman Management
    Direct Equity V Limited
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) A, L.P.

By: /s/ Samantha le Marquand

Name: Samantha le Marquand

Title: Director

By: /s/ Jason Sneah

Name: Jason Sneah

Title: Director

VERIFICATION

The undersigned states that he ~~or she~~ has duly executed the foregoing Application for and on behalf of each entity listed below, that he ~~or she~~ is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such instrument has been taken. The undersigned further states that he ~~or she~~ is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his ~~or her~~ knowledge, information and belief.

~~Partners Group Private Equity (Master Fund), LLC~~

CION GROSVENOR INFRASTRUCTURE FUND

~~By: /s/ Brian Igoe~~
~~Name: Brian Igoe~~
~~Title: CFO~~

By: /s/ ~~Helen Flood~~   Patrick T. Quinn
Name: Patrick T. Quinn

Name:
Title: ~~COO~~Chief Legal Officer

~~Partners Group (USA) Inc.~~
~~By: /s/ Helen Flood~~
~~Name: Helen Flood~~
~~Title: Director~~
~~By: /s/ Brian Igoe~~

Name:
~~Brian Igoe~~
~~Title: Authorized Signatory~~

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

~~Partners Group AG~~
By: /s/ ~~Iain Walker~~Patrick T. Quinn
Name: ~~Iain Walker~~Patrick T. Quinn
~~Title: Authorized Signatory~~
~~By: /s/ Tom Martel~~
~~Name: Tom Martel~~
~~Title: Authorised Signatory~~
~~By: Partners Group (UK) Ltd~~
~~On behalf of itself and as authorised corporate director~~
~~of: Partners Group Generations Fund I~~
~~By: /s/ Mike Bryant~~

Name:
~~Mike Bryant~~
Title: ~~Director~~Chief Legal Officer

GCM GROSVENOR L.P.
~~By: /s/ Andrew Campbell~~
~~Name: Andrew Campbell~~
~~Title: Director~~

~~Partners Group (Luxembourg) S.A.~~
~~On behalf of itself and as management company of:~~
~~Partners Group (Italy) Global Value 2014~~
~~Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF~~

By: /s/ ~~Benjamin Delamare~~ Girish Kashyap

~~Name: Benjamin Delamare~~

~~Title: Authorized Signatory~~

~~By: /s/ Emil Petrov~~

Name: ~~Emil Petrov~~ Girish Kashyap

Title: Authorized Signatory

~~Partners Group Generations S.A, SICAV-SIF~~

~~On behalf of itself and as management company of:~~

~~Partners Group Generations S.A., SICAV-SIF~~

~~Partners Group Generations S.A., SICAV-SIF - Loan Access~~

~~Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP)~~

~~By: /s/ Benjamin Delamare~~

~~Name: Benjamin Delamare~~

~~Title: Authorized Signatory~~

~~By: /s/ Emil Petrov~~

~~Emil Petrov~~

~~Title: Authorized Signatory~~

~~Name:~~

Alpha Z Infrastructure VI (Master), L.P.

~~Partners Group Private Loans S.A., SICAV-SIF~~

~~On behalf of itself and its sub-fund:~~

~~Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I~~

~~By: /s/ Benjamin Delamare~~

~~Name: Benjamin Delamare~~

~~Title: Authorized Signatory~~

~~By: /s/ Emil Petrov~~

~~Name: Emil Petrov~~

~~Title: Authorized Signatory~~

~~Partners Group Private Markets ELTIF SICAV~~

~~By: /s/ Benjamin Delamare~~

~~Name: Benjamin Delamare~~

~~Title: Authorized Signatory~~

~~By: /s/ Emil Petrov~~

~~Name: Emil Petrov~~

~~Title: Authorized Signatory~~

~~Executed by Partners Group Cayman Management I Ltd~~

~~On behalf of itself and as general partner of~~

GCM Grosvenor Chicago Emerging ~~P~~**M**~~a~~r~~t~~n~~a~~**gers**

~~Group Direct Equity 2016 (USD) A~~, **L.P.**

~~Partners Group Direct~~   **GCM Grosvenor Customized** Infrastructure ~~2016 (USD) A~~**Strategies III**, **L.P.**

~~Partners Group Secondary 2015 (USD) A~~   **Electrical Workers Infrastructure Fund**, **L.P.**

~~Partners Group Private Credit Diversified Fund I (USD) A~~   **GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master)**, **L.P.**

~~Partners Group Direct~~   **GCM Grosvenor J** Infrastructure ~~2020 (USD) A~~**Investment Fund 2025 (EURO) (Master)**, **L.P.**

~~Partners Group Direct Equity IV~~   **GCM Grosvenor J Infrastructure Investment Fund 2024** (USD) ~~A~~**(Master)**, **L.P.**

Partners Group Secondary 2020

Partners Group LIFE 2018 A

GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) A(Master), L.P.

Labor Impact Fund, L.P.

By: /s/ Samantha le Marquand
Name: Samantha le Marquand
Title: Director

By: /s/ Jason Sneah
Name: Jason Sneah
Title: Director

Executed by Partners Group Cayman Management III Ltd
On behalf of itself and as general partner of

Partners Group Direct Equity 2016 (USD) C-I

GCM Grosvenor Infrastructure Advantage Fund II, L.P.

Partners Group Subordinated Debt

GCM Grosvenor Multi-Asset Class Master Fund 2018 (USD) C-IIII, L.P.

Partners Group Secondary 2020 (USD) C-I

North Dakota Real Assets Fund, L.P.

Partners Group LIFE 2018 C-I

GCM Grosvenor Nest Sammelstiftung II, L.P.

2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF

Partners Group

PGCM Direct Lending FundGrosvenor - Osool Investments, L.P.

By: /s/ Samantha le Marquand
Name: Samantha le Marquand
Title: Director

By: /s/ Jason Sneah
Name: Jason Sneah
Title: Director

Executed by Partners Group Cayman Management IV Ltd On behalf of itself and as manager of
Partners Group Global Value 2018 CERPI

By: /s/ Jason Sneah
Name: Jason Sneah
Title: Director

By: /s/ Samantha le Marquand
Name: Samantha le Marquand
Title: Director

Executed by Partners Group Management VIII Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) G, L.P.

Partners Group Direct Equity 2016 (EUR)

GCM Phoenix Investments Master, L.P. Inc.

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

By: /s/ Samantha le Marquand
Name: Samantha le Marquand
Title: Authorized Signatory

LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)

By: /s/ Andrew Bent
Name: Andrew Bent
Title: Authorized Signatory

Partners Group Direct

~~Executed by Partners Group Management VII Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Direct Equity 2016 (USD) C, L.P.~~
~~Partners Group Direct Equity 2016 (USD) C-G, L.P.~~
GCM Grosvenor Infrastructure ~~2015~~
~~(USD)~~**Investment Program**, **L.P.** ~~Inc.~~**(2022-1 Investment Series)**

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~ ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~ ~~Andrew Bent~~
~~Title:~~   ~~Authorized Signatory~~

Partners Group

~~Executed by Partners Group Management V Ltd~~
~~On behalf of itself and as general partner of~~
Michigan Small and Emerging ~~Markets 2015~~**Manager Fund - GCM Grosvenor**, **L.P.** ~~Inc.~~

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~ ~~Samantha le Marquand~~
~~Title:~~   ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~

~~Name:~~   ~~Andrew Bent~~
~~Title:~~   ~~Authorized Signatory~~

~~Executed by Partners Group Management XI Ltd~~
~~On behalf of itself and as general partner of~~
~~Partners Group Global Growth 2014, L.P. Inc.~~

~~Partners Group Secondary 2015 (USD~~   **GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master)** ~~C~~**, L.P.**

~~Partners Group Secondary 2020 (USD)~~   **G**~~CM~~ **SFMI Infrastructure Feeder**, **L.P.** ~~Inc.~~

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~ ~~Samantha le Marquand~~
~~Title:~~ ~~Authorized Signatory~~
~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~ ~~Andrew Bent~~
~~Title:~~ ~~Authorized Signatory~~

~~Executed by Partners Group Management IX Ltd~~
~~On behalf of itself and as general partner of~~

~~Partners Group Global~~   **GCM SFMI** ~~Infrastructure~~ ~~2012~~**, L.P.** ~~Inc.~~
    GCM TEW Infrastructure Partners, L.P.

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~ ~~Samantha le Marquand~~
~~Title:~~ ~~Authorized Signatory~~

    Texas Emerging Managers Private Markets Program, L.P.

~~By:~~   ~~/s/ Andrew Bent~~
~~Name:~~ ~~Andrew Bent~~
~~Title:~~ ~~Authorized Signatory~~

~~Executed by Partners Group Management Ltd~~
~~On behalf of itself and as general partner of~~

~~Partners Group~~   **GCM WPP** Global Infrastructure ~~2015 (EUR)~~,
L.P. ~~Inc.~~

~~Partners Group Global Infrastructure 2018 (EUR), L.P.~~
~~Inc.~~

    GCM WPP Global Infrastructure II LP
    GCM WPP UK Infrastructure LP
    GCM Grosvenor Infrastructure Opportunities Fund, SCSp

~~By:~~   ~~/s/ Samantha le Marquand~~
~~Name:~~ ~~Samantha le Marquand~~
~~Title:~~ ~~Authorized Signatory~~

By: /s/ ~~Andrew Bent~~ Girish Kashyap
Name: ~~Andrew Bent~~ Girish Kashyap
Title: Authorized Signatory

APPENDIX A

~~Executed by Partners Group Management II Ltd~~

Existing Affiliated Funds

~~On behalf of itself and as general partner of~~

~~Partners Group Global Value 2014, L.P. Inc.~~

~~Partners Group Secondary 2015 (EUR~~Alpha Z Infrastructure VI (Master), L.P. ~~Inc.~~

~~P~~GCM Grosvenor Chicago Emerging ~~P~~Ma~~rt~~nagers ~~Fund~~, L.P.

~~By: /s/ Samantha le Marquand~~

~~Name: Samantha le Marquand~~

~~Title: Authorized Signatory~~

~~By: /s/ Andrew Bent~~

~~Name: Andrew Bent~~

~~Title: Authorized Signatory~~

~~Executed by Partners Group Management XII Ltd~~

~~On behalf of itself and as general partner of~~

~~Partners Group Global Value 2017~~GCM Grosvenor Customized Infrastructure Strategies III, L.P. ~~Inc.~~

~~By: /s/ Samantha le Marquand~~

~~Name: Samantha le Marquand~~

~~Title: Authorized Signatory~~

~~By: /s/ Andrew Bent~~

~~Name: Andrew Bent~~

~~Title: Authorized Signatory~~

~~Executed by Partners Group Management (Scots) LLP~~

~~On behalf of itself and as general partner of~~

~~Partners Group D Infra 2020 Non-US RAV, LP~~

~~Partners Group D Infra 2020 US RAV~~Electrical Workers Infrastructure Fund, L.P.

~~Partners Group SLF Access~~GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.

~~Partners Group DE 2019 Non-US RAV~~GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.

~~Partners Group DE 2019~~ GCM Grosvenor J Infrastructure Investment Fund 2024 (USD ~~RAV~~) (Master), L.P.

~~Partners Group Constellation Access III, PF~~GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.

~~Partners Group Constellation Access IIIA, PF~~Labor Impact Fund, L.P.

~~Partners Group Sec 2020 Non-US RAV, PF~~GCM Grosvenor Infrastructure Advantage Fund II, L.P.

~~Partners Group Sec 2020 US RAV, PF~~GCM Grosvenor Multi-Asset Class Master Fund III, L.P.

~~Partners Group Sec 2020 Conc. RAV, PF~~North Dakota Real Assets Fund, L.P.

~~Partners Group Generations Access B~~GCM Grosvenor Nest Sammelstiftung II, L.P.

~~By: /s/ Samantha le Marquand~~

~~Name: Samantha le Marquand~~

~~Title: Authorized Signatory~~

~~By: /s/ Andrew Bent~~

~~Name: Andrew Bent~~

~~Title: Authorized Signatory~~

~~Executed by Partners Group Management I S.a.r.l.~~

~~On behalf of itself and as general partner of~~

~~Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF~~

~~Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF~~

~~Partners Group Direct~~2021 Infrastructure ~~2020 (EUR~~Compartment (Master), a Sub-Fund of Vertuo (Master)) S.C.~~A.,~~Sp SICAV-RAIF

GCM Grosvenor - Osool Investments, L.P.

~~Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF~~

~~Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR)~~

~~Partners Group Direct Equity IV (EUR)~~GCM Phoenix Investments Master, L.P. ~~S.C.Sp., SICAV-RAIF~~

~~Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF~~

GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)

LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~

Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.

~~By: /s/ Emil Petrov~~
~~Name: Emil Petrov~~
~~Title: Authorized Signatory~~

~~Executed by Partners Group Management VI (USD) S.a.r.l On behalf of itself and as general partner of~~

~~Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF~~

~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Name: Emil Petrov~~
~~Title: Authorized Signatory~~

~~Executed by Partners Group Management V (GB P) S.a.r.l~~

~~On behalf of itself and as general partner of~~

~~Partners Group Private Markets Credit Strategies 2020 (GB P) S.C.A., SICAV-RAIF~~

~~Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF~~

~~By: /s/ Benjamin Delamare~~
~~Name: Benjamin Delamare~~
~~Title: Authorized Signatory~~
~~By: /s/ Emil Petrov~~
~~Name: Emil Petrov~~
~~Title: Authorized Signatory~~

~~Executed by Partners Group Management II S.A.r.l~~
~~On behalf of itself and as general partner of~~

~~Partners Group Direct~~GCM Grosvenor Cedar Infrastructure ~~2020 (USD~~Investment Fund 2021 (Master)), L.P. ~~S.C.Sp., SICAV-RAIF~~

GCM SFMI Infrastructure Feeder, L.P.

~~Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF~~

~~Partners Group LIFE 2018 S.C.A., SICAV-RAIF~~

GCM SFMI Infrastructure, L.P.

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory

GCM TEW Infrastructure Partners, L.P.

By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

Executed by Partners Group Management III S.A.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF

Texas Emerging ~~P~~Martnagers ~~Group U.S.~~ Private ~~Equity 2015~~Markets Program, L.P. ~~S.C.S., SICAV-SIF~~
~~Partners Group Global Value 2017 S.C.A., SICAV-SIF~~
~~Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income~~

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory
By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

By Partners Group Management IV (EUR) S.A r.l.
On behalf of itself and as general partner of
Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF

~~Partners Group Direct~~GCM WPP Global Infrastructure ~~2020 (EUR)~~, L.P. ~~S.C.Sp., SICAV-RAIF~~
~~Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF~~
~~Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF~~
~~Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF~~

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory
By: /s/ Emil Petrov
Name: Rekha Luchmee Sookloll
Title: Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC
By: /s/ Michael Villegas

Name: Michael Villegas

Title: Director

By: /s/ Rebecca Connelly

Name: Rebecca Connelly

Title: Director

Executed by Partners Group US Management III LLC

on behalf of itself and as manager of

Partners Group Private Credit Strategy Finance, LLC

Partners Group Private Credit Strategy (Master Fund), LLC

Partners Group Private Credit Strategy Finance II, LLC

By: /s/ Michael Villegas

Name: Michael Villegas

Title: Director

By: /s/ Rebecca Connelly

Name: Rebecca Connelly

Title: Director

Partners GroupGCM WPP Global Value SICAVInfrastructure II LP

GCM WPP UK Infrastructure LP

By: /s/ Benjamin Delamare

Name: Benjamin Delamare

Title: Authorized Signatory

By: /s/ Emil Petrov

Name: Emil Petrov

Title: Authorized Signatory

Partners Fund SICAV

By: /s/ Benjamin Delamare

Name: Benjamin Delamare

Title: Authorized Signatory

By: /s/ Emil Petrov

Name: Emil Petrov

Title: Authorized Signatory

Executed by Partners Group (Guernsey) Ltd

On behalf of itself and on behalf of

Partners Fund

Partners Group Investment ICC Ltd

Partners Group Private Equity Ltd

Partners Group Private Equity Performance Holding Ltd

WIN Alt IC Ltd

Princess Management Ltd

Partners Group Generations (EUR) IC Ltd

Partners Group Generations (GBP) IC Ltd

Partners Group Generations (USD) IC Ltd

Princess Direct Investments, L.P. Inc.

By: /s/ Andrew Bent

Name: Andrew Bent

Title: Director

By: /s/ Samantha le Marquand

Name: Samantha le Marquand

Title: Authorised Signatory

Partners Group LendingGCM Grosvenor Infrastructure Opportunities Fund, LLCSCSp

By: ~~/s/ Bradley Eggers~~

Name: ~~Bradley Eggers~~

Title: ~~Authorized Signatory~~

By: /s/ Brian Igoe
Name: Brian Igoe
Title: Authorized Signatory

Partners Group Next Generation Infrastructure, LLC
Executed by its Managing Member, Partners Group (USA) Inc.

By: /s/ Brian Igoe
Name: Brian Igoe
Title: Authorized Signatory

By: /s/ Helen Flood
Name: Helen Flood
Title: Director

Partners Group Growth, LLC
Executed by its Managing Member, Partners Group (USA) Inc.

By: /s/ Brian Igoe
Name: Brian Igoe
Title: Authorized Signatory

By: /s/ Helen Flood
Name: Helen Flood
Title: Director

Lincoln Partners Group Royalty Fund (formerly, Lincoln Royalties Income Fund, LP)

By: /s/ Ronald A. Holinksy
Name: Ronald A. Holinksy
Title: Senior Vice President and Chief Legal
- Officer

Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF
Executed by Partners Group Management Direct Equity V S.a.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF

By: /s/ Benjamin Delamare
Name: Benjamin Delamare
Title: Authorized Signatory

By: /s/ Emil Petrov
Name: Emil Petrov
Title: Authorized Signatory

Partners Group Direct Equity V (USD) C-I, L.P.
Executed by Partners Group Cayman Management Direct Equity V Limited
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) A, L.P.

By: /s/ Samantha le Marquand
Name: Samantha le Marquand
Title: Director

\By: /s/ Jason Sneah

~~Name:~~	~~Jason Sneah~~
~~Title:~~	~~Director~~

EXHIBIT A

~~Resolutions of Board of Directors of PGPE, PGNGI, PGG and BDC.~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

Resolutions of the Board of Trustees of the CION Grosvenor Infrastructure Fund and the Board of Directors of the CION Grosvenor Infrastructure Master Fund, LLC (together, the "**Funds**")

WHEREAS, ~~the Board deems it is advisable and in the best interest of the Fund to file with the U.S.~~CION Grosvenor Management, LLC (the "**Adviser**") recommends that the Funds submit a Co-Investment Exemptive Application (the "**Exemptive Application**") for an order of the Securities and Exchange Commission (the "~~Commission") an application for an order~~**SEC**") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), and Rule ~~17d-1 promulgated~~17d-1 thereunder ~~(the "Application"), to authorize the entering into of~~permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 ~~promulgated~~ thereunder.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of ~~Partners Group (USA) Inc. and its affiliates and~~ the Funds (the "**Officers**") be, and each of them hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the Funds, to ~~prepare, execute, and~~ cause the Exemptive Application to be executed, delivered and filed with the ~~Commission an Application for an Order of Exemption~~SEC, substantially in the form ~~attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~discussed with the Board at this meeting; and

FURTHER RESOLVED, that the ~~o~~Officers ~~of the Fund~~ be, and each of them hereby is, authorized, empowered and directed ~~to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable~~ , in the name and on behalf of the Funds, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Applications, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Funds in order to effectuate the ~~intent of the~~ foregoing ~~resolution; and it is further~~, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that ~~any and all actions~~all acts and things previously ~~taken by the Fund or any of its directors or officers~~done by the Officers, on or prior to the date hereof, in the name and on behalf of the Funds in connection with the ~~actions contemplated by the~~ foregoing resolutions ~~be, and each of them hereby is~~are in all respects authorized, ratified, ~~confirmed,~~ approved, confirmed and adopted ~~in all respects~~ as ~~and for~~ the acts and deeds by and on behalf of the Funds~~.~~; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

EXHIBIT B

~~Resolutions of Board of Directors of Lincoln Partners Group Royalty Fund (formerly, Lincoln Royalties Income Fund, LP).~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~
Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

VIA EDGAR

September 4, 2025

Re: CION Grosvenor Infrastructure Fund, et al.

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S.~~
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

~~(the "Commission")~~On behalf of CION Grosvenor Infrastructure Fund, CION Grosvenor Infrastructure Master Fund, LLC, GCM Grosvenor L.P., and certain affiliates thereof (the "Applicants"), we hereby transmit for filing an application (the "Application") for an order from the Securities and Exchange Commission pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule ~~17d-1 promulgated thereunder (the "Application"), to authorize the~~17d-1 under the 1940 Act to permit the Applicants to entering into ~~of~~ certain joint transactions ~~that~~ otherwise ~~may be~~ prohibited by Sections 17(d) and 57(a)(4) of ~~the 1940 Act~~, and Rule 17d-1 ~~promulgated thereunder~~under, the 1940 Act.
~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of Lincoln Royalties Income Fund, LP and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

The Applicants respectfully request expedited review under the procedures set forth in 17 CFR 270.0-5(d). The Application contains an exhibit with marked copies of the Application showing changes from the final versions of two precedent applications that the Applicants believe to be substantially identical and for which an order granting the requested relief has been issued within three years of the date hereof.

The exhibit contains marked copies to the applications submitted by Partners Group Private Equity (Master Fund), LLC, *et al.* (File No. 812-15772) (the "Partners Application") and Gemcorp Commodities Alternative Products Fund, *et al*. (File No. 812-15600) (the "Gemcorp Application"). The Applicants believe the Partners Application and the Gemcorp Application to be the most recent applications of the same type to have received an order as of the date hereof.

APPENDIX A

An Adviser serves as the investment adviser to all Existing Affiliated Funds as set forth below:

The Applicants certify that they believe the Application meets the requirements of 17 CFR 270.0-5(d) and that the marked copies required by paragraph 17 CFR 270.0-5(e)(2) are complete and accurate.

A.   Adviser is Partners Group UK

Should members of the staff have any questions or comments concerning the Application, they should contact Ryan Brizek of Simpson Thacher & Bartlett LLP at 202-636-5806 or Ryan.Brizek@stblaw.com.

1.   Partners Group Generations Fund I

B.   Adviser is Partners Group Lux

1.   Partners Group (Italy) Global Value 2014

2.   Partners Group Private Loans S.A., SICAV-SIF

3.   Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I

4.   Partners Group Private Markets ELTIF SICAV

5.   Partners Group Generations S.A., SICAV-SIF

6.   Partners Group Generations S.A., SICAV-SIF - Loan Access

7.   Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP)

8.   Partners Group Global Value SICAV

9.   Partners Fund SICAV
10. Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

C.   Adviser is Partners Group Guernsey

	Very truly yours,
	CION GROSVENOR INFRASTRUCTURE FUND
	By: /s/ Patrick T. Quinn

1.   Partners Fund Name: Patrick T. Quinn

2.   Partners Group Investment ICC Ltd

3.   Partners Group Private Equity Ltd

4.   Partners Group Private Equity Performance Holding Ltd

5.   WIN Alt IC Ltd

6. ~~Partners Group Generations (EUR) IC Ltd~~

7. ~~Partners Group Generations (GBP) IC Ltd~~

8. ~~Partners Group Generations (USD) IC Ltd~~

Title: Chief Legal Officer

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: /s/ Patrick T. Quinn
Name:Patrick T. Quinn
Title: Chief Legal Officer

~~9.~~ ~~Princess Direct Investments,~~ **GCM GROSVENOR**
L.P. ~~Inc.~~

By: /s/ Girish Kashyap
Name:Girish Kashyap
Title: Authorized Signatory

~~D. Adviser is PGCM I~~

~~1. Partners Group Direct Equity 2016 (USD) A, L.P.~~

~~2.~~ ~~Partners Group Direct~~Alpha Z Infrastructure ~~2016~~VI (~~USD~~Master) ~~A~~, L.P.

~~3.~~ GCM Grosvenor Chicago Emerging ~~P~~Ma~~rt~~nagers ~~Group Secondary 2015 (USD) A~~, L.P.

~~4.~~ ~~Partners Group Private Credit Diversified Fund~~GCM Grosvenor Customized Infrastructure Strategies III ~~(USD) A~~, L.P.

~~5.~~ ~~Partners Group Direct~~Electrical Workers Infrastructure ~~2020 (USD) A~~Fund, L.P.

~~6.~~ ~~Partners Group Direct Equity IV (USD) A~~GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.

~~7. Partners Group Secondary 2020 (USD) A,L.P.~~

~~8.~~ ~~Partners Group LIFE 2018 A~~GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.

~~E. Adviser is PGCM III~~

~~1. Partners Group Direct Equity 2016 (USD) C-I, L.P.~~

~~2.~~ ~~Partners Group Subordinated Debt~~GCM Grosvenor J Infrastructure Investment Fund ~~2018~~2024 (USD) ~~C-I~~(Master), L.P.

~~3.~~ ~~Partners Group Secondary 2020~~GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) ~~C-I~~(Master), L.P.

~~4. Partners Group LIFE 2018 C-I, L.P.~~

~~5.~~ ~~Partners Group PC Direct Lending~~Labor Impact Fund, L.P.

~~F. Adviser is PGCM IV~~

~~1. Partners Group Global Value 2018 CERPI~~

~~G. Adviser is PGML~~

~~1.~~ ~~Partners Group Global~~GCM Grosvenor Infrastructure ~~2015 (EUR)~~Advantage Fund II, L.P. ~~Inc.~~

~~2. Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.~~

~~H. Adviser is PGMS LLP~~

~~1. Partners Group D Infra 2020 Non-US RAV, LP~~

~~2. Partners Group D Infra 2020 US RAV, L.P.~~

~~3. Partners Group SLF Access, L.P.~~

4. ~~Partners Group DE 2019 Non-US RAV, L.P.~~

5. ~~Partners Group DE 2019 US RAV, L.P.~~

6. ~~Partners Group Constellation Access~~**GCM Grosvenor Multi-Asset Class Master Fund** III, ~~PF~~ **L.P.**

7. ~~Partners Group Constellation Access IIIA, PF~~**North Dakota Real Assets Fund,** **L.P.**

8. ~~Partners Group Sec 2020 Non-US RAV, PF~~**GCM Grosvenor Nest Sammelstiftung II,** **L.P.**

9. ~~Partners Group Sec 2020 US RAV, PF L.P.~~

10. ~~Partners Group Sec 2020 Conc. RAV, PF L.P.~~

11. ~~Partners Group Generations Access B, L.P.~~

~~I.~~ ~~Adviser is PGMS I~~

1. ~~Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF~~

2. ~~Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF~~

3. ~~Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF~~

4. ~~Partners Group Direct~~**2021** Infrastructure ~~2020 (EUR~~**Compartment (Master), a Sub-Fund of Vertuo (Master**) S.C.~~A.,~~**Sp** SICAV-RAIF

5. ~~Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF~~

6. ~~Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR)~~

7. ~~Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF~~

8. ~~Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF~~

~~J.~~ ~~Adviser is PGML II~~

1. ~~Partners Group Global Value 2014~~**GCM Grosvenor - Osool Investments**, L.P. ~~Inc.~~

2. ~~Partners Group Secondary 2015 (EUR)~~**GCM Phoenix Investments Master**, L.P. ~~Inc.~~

3. ~~P~~**GCM** ~~Partners Fund~~**Grosvenor Pacific**, L.P. **(2020-1 Investment Series)**

~~K.~~ ~~Adviser is PGMS II~~

1. ~~Partners Group Direct~~**LTV** Infrastructure ~~2020 (USD~~**GCM) (Master**), L.P. ~~S.C.Sp., SICAV-RAIF~~**(2022-1 Investment Series)**

GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)

2. ~~Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF~~

3. ~~Partners Group LIFE 2018 S.C.A., SICAV-RAIF~~

L. ~~Adviser is PGMS III~~

    1. ~~Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF~~

    2. ~~Partners Group Direct Infrastructure 2015 (EUR) S.C.A. SICAV-SIF~~

    3. ~~Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF~~

    4. ~~Partners Group Global Value 2014 (EUR) S.C.A., SICAR~~

    5. ~~Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF~~

    ~~6.~~ ~~Partners Group U.S. Private Equity 2015~~**Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.** ~~S.C.S., SICAV-SIF~~

    7. ~~Partners Group Global Value 2017 S.C.A., SICAV-SIF~~

    8. ~~Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income~~

M. ~~Adviser is PGMS IV EUR~~

    1. ~~Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF~~

    ~~2.~~ ~~Partners Group Direct~~**GCM Grosvenor Cedar** Infrastructure ~~2020 (EUR~~**Investment Fund 2021 (Master**), L.P. ~~S.C.Sp., SICAV-RAIF~~

    3. ~~Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF~~

    4. ~~Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF~~

    5. ~~Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF~~

N. ~~Adviser is PGMS V GBP~~

    1. ~~Partners Group Multi-Asset Credit VI S.C.A., SICAV-RAIF~~

O. ~~Adviser is PGMS VI USD~~

    1. ~~Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF~~

P. ~~Adviser is PGML IX~~

    1. ~~Partners Group Global Infrastructure 2012, L.P. Inc.~~

Q. ~~Adviser is PGML V~~

    1. ~~Partners Group Emerging Markets 2015, L.P. Inc.~~

R. ~~Adviser is PGML VII~~

1. ~~Partners Group Direct Equity 2016 (USD) C, L.P.~~

2. ~~Partners Group Direct Equity 2016 (USD) C G__GCM SFMI Infrastructure Feeder__, L.P.

3. ~~Partners Group Direct__GCM SFMI__ Infrastructure ~~2015 (USD)__, **L.P.** ~~Inc.~~

~~S.   Adviser is PGML VIII~~

1. __GCM TEW Infrastructure__ Partners~~ Group Direct Equity 2016 (EUR) G__, **L.P.**

2. __Texas Emerging P__M~~art~~n~~ag~~ers ~~Group Direct Equity 2016 (EUR)__Private Markets Program__, **L.P.** ~~Inc.~~

~~T.   Adviser is PGML XI~~

1. ~~Partners Group__GCM WPP__ Global ~~Growth 2014__Infrastructure__, **L.P.** ~~Inc.~~

2. ~~Partners Group Secondary 2015 (USD) C, L.P.~~

3. ~~Partners Group Secondary 2020 (USD) C, L.P. Inc.~~

~~U.   Adviser is PGML, XII~~

1. ~~Partners Group Global Value 2017, L.P. Inc.~~

~~V.   Adviser is PGUSM__GCM WPP Global Infrastructure II__ **LP**

__GCM WPP UK Infrastructure LP__
__GCM Grosvenor Infrastructure Opportunities Fund, SCSp__

__By: /s/ Girish Kashyap__
__Name:Girish Kashyap__
__Title: Authorized Signatory__

1. ~~Partners Group Private Equity II, LLC~~

~~W.   Adviser is PGUSM III~~

1. ~~Partners Group Private Credit Strategy Finance, LLC~~

2. ~~Partners Group Private Credit Strategy (Master Fund), LLC~~

3. ~~Partners Group Private Credit Strategy Finance II, LLC~~

~~X.   Adviser is PGMDE V~~

1. ~~Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF~~

2. ~~Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAI~~

~~Y.   Adviser is PGCMD V~~

1. ~~Partners Group Direct Equity V (USD) A, L.P.~~

2. ~~Partners Group Direct Equity V (USD) C-I, L.P.~~

cc: Stephen Roman, Esq.
Ryan Brizek, Esq.
John Dikmak Jr., Esq.
Sujin (Sophie) Kim, Esq.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
~~GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND~~
~~GEMCORP CAPITAL ADVISORS LLC~~
~~12 East 49th Street, 18th Floor~~

CION GROSVENOR INFRASTRUCTURE FUND, CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC
100 Park Avenue, 25th Floor
New York, ~~New York~~NY 10017
~~1-646-979-8494~~
~~GEMCORP CAPITAL MANAGEMENT LIMITED~~
~~GEMCORP FUND I LIMITED; GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS;~~
~~GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED~~
~~2nd Floor, 1 New Burlington Place~~
~~London W1S 2HR~~
~~United Kingdom~~

~~GEMCORP COMMODITIES TRADING SA~~
~~Rue de la Tour-Maitresse 4,~~
~~CH-1204~~
~~Geneva, Switzerland~~

GCM GROSVENOR L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558

~~GEMCORP COMMODITIES GLOBAL DMCC~~
~~Unit No: 1403 Mazaya Business Avenue BB1~~
~~Plot No: JLTE-PH2-BB1~~
~~Jumeirah Lakes Towers~~
~~Dubai UAE~~

ALPHA Z INFRASTRUCTURE VI (MASTER), L.P., GCM GROSVENOR CHICAGO EMERGING MANAGERS, L.P., GCM GROSVENOR CUSTOMIZED INFRASTRUCTURE STRATEGIES III, L.P., ELECTRICAL WORKERS INFRASTRUCTURE FUND, L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2024 (EURO) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2025 (EURO) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2024 (USD) (MASTER), L.P., GCM GROSVENOR J INFRASTRUCTURE INVESTMENT FUND 2025 (USD) (MASTER), L.P., LABOR IMPACT FUND, L.P., GCM GROSVENOR INFRASTRUCTURE ADVANTAGE FUND II, L.P., GCM GROSVENOR MULTI-ASSET CLASS MASTER FUND III, L.P., NORTH DAKOTA REAL ASSETS FUND, L.P., GCM GROSVENOR NEST SAMMELSTIFTUNG II, L.P., 2021 INFRASTRUCTURE COMPARTMENT (MASTER), A SUB-FUND OF VERTUO (MASTER) S.C.SP SICAV-RAIF, GCM GROSVENOR - OSOOL INVESTMENTS, L.P., GCM PHOENIX INVESTMENTS MASTER, L.P., GCM GROSVENOR PACIFIC, L.P. (2020-1 INVESTMENT SERIES), LTV INFRASTRUCTURE (GCM) (MASTER), L.P. (2022-1 INVESTMENT SERIES), GCM GROSVENOR INFRASTRUCTURE INVESTMENT PROGRAM, L.P. (2022-1 INVESTMENT SERIES), MICHIGAN SMALL AND EMERGING MANAGER FUND - GCM GROSVENOR, L.P., GCM GROSVENOR CEDAR INFRASTRUCTURE INVESTMENT FUND 2021 (MASTER), L.P., GCM SFMI INFRASTRUCTURE FEEDER, L.P., GCM SFMI INFRASTRUCTURE, L.P., GCM TEW INFRASTRUCTURE PARTNERS, L.P., TEXAS EMERGING MANAGERS PRIVATE MARKETS PROGRAM, L.P., GCM WPP GLOBAL INFRASTRUCTURE, L.P., GCM WPP GLOBAL INFRASTRUCTURE II LP, GCM WPP UK INFRASTRUCTURE LP, GCM GROSVENOR INFRASTRUCTURE OPPORTUNITIES FUND, SCSP

767 Fifth Avenue, 14th Floor
New York, NY 10153

~~AMENDMENT NO. 4 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

~~**All Communications, Notices and Orders to:**~~
~~**Sophia Maudslay**~~
~~**Gemcorp Capital Management Limited**~~
~~**2nd Floor, 1 New Burlington Place**~~
~~**London W1S 2HR**~~
~~**United Kingdom**~~
~~**Telephone: +44 (0)7974 868 344**~~
~~**Email: smaudslay@gemcorp.com**~~

~~**Copies to:**~~
~~**George M. Silfen**~~
~~**Tel: (212) 905-9106**~~
~~**Email: george.silfen@alston.com**~~
~~**Alston & Bird LLP**~~
~~**90 Park Avenue**~~
~~**New York, NY 10016**~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

All Communications, Notices and Orders to:

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

Copies to:

Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com

~~**July 25**~~ **September 4**, **2025**

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND, GEMCORP CAPITAL ADVISORS LLC, GEMCORP CAPITAL MANAGEMENT LIMITED, GEMCORP FUND I LIMITED, GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS, GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED, GEMCORP COMMODITIES TRADING SA, AND GEMCORP COMMODITIES GLOBAL DMCC	: : : : : : : : : : : : : :	AMENDMENT NO. 4 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
File No. 812-15600		

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*SEC*" or "*Commission*") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*1940 Act*"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on September 25, 2024 (the "*Prior Order*")[2] that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

- ~~Gemcorp Commodities Alternative Products Fund,~~CION Grosvenor Infrastructure Fund (the "*Feeder Fund*"), a Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund; ~~("GEMX" or~~
  - CION Grosvenor Infrastructure Master Fund, LLC (the "*Master Fund*" and together with the Feeder Fund, the "*Existing Regulated Funds*"), a Delaware limited liability company that is a non-diversified, closed-end management investment company registered under the 1940 Act that will operate as an interval fund;
    - ~~Gemcorp Capital Advisors LLC ("Gemcorp Capital Advisors"), the investment adviser to GEMX, on behalf of itself and its successors[2];~~

- ~~Gemcorp Capital Management Limited ("Gemcorp Capital Management"), a UK entity regulated by the Financial Conduct Authority, is the~~GCM Grosvenor L.P. ("*GCM Grosvenor*" or the "*Existing Adviser*"), an Illinois limited partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"), and serves as the investment subadviser to the Existing ~~Affiliated Funds (as defined below), on behalf of itself and its successors;~~Regulated Funds; and
  - ~~Gemcorp Commodities Trading SA and Gemcorp Commodities Global DMCC that may, from time to time, hold various financial assets in a principal capacity and that currently intend to participate in the co-investment program (in such capacity, the "Existing Gemcorp Proprietary Accounts"); and~~

- ~~Gemcorp Fund I Limited; Gemcorp Multi Strategy Master Fund SICAV SCS; Gemcorp Strategic Capital Solutions Fund II Limited each of which is an entity whose investment adviser is or will be Gemcorp Capital Management and that~~The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act (~~collectively,~~ the "*Existing Affiliated Funds*" and together with ~~GEMX, Gemcorp Capital Advisors, Gemcorp Capital Management,~~the Existing Regulated Funds and the Existing ~~Gemcorp Proprietary Accounts~~Adviser, the "*Applicants*").[3]

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] CION Grosvenor Infrastructure Fund, et al. (File No. 812-15523), Release No. IC-35310 (August 30, 2024) (notice), Release No. IC-35334 (September 25, 2024) (order).

[2] ~~The term "successor," as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[3][4] and one or more Affiliated Entities[4][5] to engage in Co-Investment Transactions[5][6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[6][7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[7][8]

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund;

---

[3][4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "Wholly-Owned Investment Sub" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "Joint Venture" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "BDC Downstream Fund" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[4][5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[5][6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[6][7] "***Adviser***" means ~~Gemcorp Capital~~the Existing Advisoers~~, Gemcorp Capital Management~~, and any other investment adviser controlling, controlled by, or under common control with ~~Gemcorp Capital~~the Existing Advisoers ~~and/or Gemcorp Capital Management~~. The term "Adviser" also includes any internally-managed Regulated Fund.

[7][8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995). ~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

(b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "Joint Venture" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

II. GENERAL DESCRIPTION OF THE APPLICANTS

~~A. GEMX~~

GCM Grosvenor Inc. ("***GCMG***"), a publicly traded company, owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. GCMG, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, GCMG has not been included as an Applicant.

~~GEMX, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 27, 2024. GEMX~~Each of the Existing Regulated Funds is an externally managed, ~~diversified,~~ closed-end, non-diversified management investment company ~~that operates as an interval fund pursuant to Rule 23c-3~~registered under the 1940 Act~~. GE MX~~ that is operated as an interval fund.

A. Feeder Fund

The Feeder Fund is continuously offered and is organized as a Delaware statutory trust. The Feeder Fund intends to qualify annually as a regulated investment company under Sub~~c~~-Chapter M of the Internal Revenue Code of 1986, as amended.~~ GE MX's principal place of business is 12 East 49th Street, 18th Floor, New York, New York 10017.~~

~~GEMX's investment objective is to provide risk-adjusted returns across various market cycles. GE MX has a three-member board (the "**GEMX Board**") of which two members are not "interested" persons of GE MX within the meaning of Section 2(a)(19) of the Act.~~[8]

GCM Grosvenor serves as the investment subadvisor to the Feeder Fund and is responsible for making investments decisions for the Feeder Fund's entire portfolio. CION Grosvenor Management, LLC ("***CGM***"), a Delaware limited liability company registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Feeder Fund pursuant to an investment management agreement between CGM and the Feeder Fund. CGM is a joint venture between GCMG and CION Investment Group, LLC.[9] The Feeder Fund's investment objective is to seek to provide current income and long-term capital appreciation. The Feeder Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Feeder Fund's business and affairs are managed under the direction of a board of trustees, which currently consists of six members, four of whom are not "interested" persons of the Feeder Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "***Feeder Board***").[10]

B. Master Fund

The Master Fund is privately offered and is organized as a Delaware limited liability company. The Master Fund expects to be treated as a partnership for U.S. federal income tax purposes.

GCM Grosvenor serves as the investment subadvisor to the Master Fund and is responsible for making investments decisions for the Master Fund's entire portfolio. CGM serves as the investment adviser to the Master Fund pursuant to an investment management agreement between CGM and the Master Fund. The Master Fund's investment objective is to seek to provide current income and long-term capital appreciation. The Master Fund seeks to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses including

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~~[8] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.~~

[9] CGM is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of the Advisers; or (ii) an affiliated person of any affiliated person of an Adviser, except for the affiliation that arises as a result of CGM serving as the investment adviser to Regulated Funds that are subadvised by GCM.

[10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition and supply chain / logistics sectors and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses) in such sectors. The Master Fund's business and affairs are managed under the direction of a board of directors, which currently consists of six members, four of whom are not "interested" persons of the Feeder Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "***Master Board***" and together with the Feeder Board, the "***Board***"). The members of the Master Board are the same as the members of the Feeder Board.

C. GCM Grosvenor

GCM Grosvenor is an Illinois limited partnership registered as an investment adviser under the Advisers Act. GCM Grosvenor serves as the investment subadvisor to the Existing Regulated Funds pursuant to Sub-Advisory Agreements with CGM and the respective entity. GCM Grosvenor identifies investment opportunities and executes on trading strategies for the Existing Regulated Funds, subject to their investment guidelines.

~~B~~ D. The Existing Affiliated Funds

Each Existing Affiliated Fund is ~~an externally managed entity whose investment adviser is Gemcorp Capital Management and~~ a privately-offered fund that would be an "investment company" but for Section 3(c)(1), Section 3(c)(5) or Section 3(c)(7) of the 1940 Act.[9] Each Existing Affiliated Fund is advised by the Existing Adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.[11]

~~C. The Existing Gemcorp Proprietary Accounts~~

~~The Existing Gemcorp Proprietary Accounts are organized as companies under the laws of the country of Switzerland and the D MCC (Dubai). Each Existing Gemcorp Proprietary Account is an affiliate of the Adviser. The Existing Gemcorp Proprietary Accounts will hold various financial assets in a principal capacity and are not Advisers.~~

~~D. Gemcorp Capital Advisors~~

~~Gemcorp Capital Advisors, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. Gemcorp Capital Advisors is an indirect, wholly-owned subsidiary of Gemcorp Group Limited. Gemcorp Capital Advisors serves as the investment adviser to GE MX and manages GE MX's portfolio in accordance with its objectives and strategies. Gemcorp Capital Advisor's address is 12 East 49th Street, 18th Floor, New York, NY 10017.~~

~~E. Gemcorp Capital Management~~

~~Gemcorp Capital Management is organized as a private limited company under the laws of England and Wales. Gemcorp Capital Management is an indirect, wholly-owned subsidiary of Gemcorp Group Limited. Gemcorp Capital Management is registered with the Financial Conduct Authority and serves as investment adviser to the Existing Affiliated Funds. Gemcorp Capital Management's address is 2nd Floor, 1 New Burlington Place, London W1S 2HR, United Kingdom.~~

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

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[9] ~~In the future, each of the Existing Affiliated Funds may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.~~

[11] In the future, an Affiliated Entity may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

A.   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"~~10~~12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~Gemcorp Capital Advisors and Gemcorp Capital Management are both indirect, wholly-owned subsidiaries of Gemcorp Group Limited, are under common control, and are thus affiliated persons of each other.~~

Accordingly, with respect to ~~Gemcorp Capital~~the Existing Advis~~o~~ers ~~and Gemcorp Capital Management~~, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~Gemcorp Capital~~the Existing Advis~~o~~ers~~, Gemcorp Capital Management,~~, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled

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~~10~~12 Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company …… and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….…"

by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

        C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

        1.   <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~11~~13

        2.   <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~12~~14 of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,~~13~~15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

        3.   <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~14~~16

        4.   <u>No Remuneration</u>. Any transaction fee~~15~~17 (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the

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~~11~~13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~12~~14 Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

~~13~~15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~14~~16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

~~15~~17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund,

or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[~~16~~][18]

6. Dispositions:

(a) Prior to any Disposition[~~17~~][19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[~~18~~][20]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

[~~16~~][18] The Affiliated Entities may adopt shared Co-Investment Policies.

[~~17~~][19] ***"Disposition"*** means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[~~18~~][20] ***"Tradable Security"*** means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)   Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~19~~21]

9.   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.   Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.   Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~C o~~Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

[~~19~~21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[~~20~~22] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility

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[~~20~~22] *See, e.g.*, ~~FS Credit Opportunities Corp.~~ Partners Group Private Equity (Master Fund), LLC, *et al*. (File No. ~~812-15706~~812-15772), Release No. IC-~~35520 (April 3~~35708 (August 7, 2025) (notice), Release No. IC-~~35561 (April 29~~35736 (September 3, 2025) (order); ~~Sixth Street Specialty Lending, Inc.~~Gemcorp Commodities Alternative Products Fund, *et al*. (File No. ~~812-15729~~812-15600), Release No. IC-~~35531 (April 10~~35701 (July 30, 2025) (notice), Release No. IC-~~35570 (May 6, 2025) (order)~~35733 (September 2, 2025) (order); Fortress Private Lending Fund, *et al*. (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, *et al*. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., *et al*. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, *et al*. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, *et al*. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, *et al*. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., *et al*. (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, *et al*. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, *et al*. (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, *et al*. (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., *et al*. (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., *et al*. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., *et al*. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., *et al*. (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, *et al*. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, *et al*. (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., *et al*. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, *et al*. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, *et al*. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., *et al*. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., *et al*. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, *et al*. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., *et al*. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, *et al*. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., *et al*. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, *et al*. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, *et al*. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, *et al*. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, *et al*. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, *et al*. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, *et al*. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, *et al*. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.   PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Sophia Maudslay~~
~~Gemcorp Capital Management Limited~~
~~2nd Floor, 1 New Burlington Place~~
~~London W1S 2HR~~
~~United Kingdom~~
~~Telephone: +44 (0)7974 868 344~~
~~Email: smaudslay@gemcorp.com~~

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~George M. Silfen~~
~~Tel: (212) 905-9106~~
~~Email: george.silfen@alston.com~~
~~Alston & Bird LLP~~
~~90 Park Avenue~~
~~New York, NY 10016~~

Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com

Private Equity Navigator Fund LLC, *et al*. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., *et al*. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, *et al*. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., *et al*. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, *et al*. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, *et al*. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., *et al*. (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, *et al*. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al*. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., *et al*. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., *et al*. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

B.   Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~the~~each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that ~~the~~each Existing Regulated Fund and Existing Affiliated Fund~~s~~ have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this Application to be duly signed on their behalf on the ~~25~~ 4th day of ~~July~~September, 2025.

~~GEM PRODUCTS~~GROSVENOR INFRASTRUCTURE FUND

C~~IO~~~~RPN~~ ~~COMMODITIES ALTERNATIVE~~

By: /s/ Patrick T. Quinn
Name: Patrick T. Quinn
Title: Chief Legal Officer

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: /s/ Patrick T. Quinn
Name: Patrick T. Quinn
Title: Chief Legal Officer

GCM GROSVENOR L.P.

By: /s/ ~~Ahmad Al-Sati~~

~~Name: Ahmad Al-Sati~~
~~Title:~~

~~Trustee~~ Girish Kashyap

~~GEM CORP FUND I LIMITED, GEM CORP MULTI STRATEGY MASTER FUND SI CAV S CS, GEM CORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED~~

~~By: GEM CORP CAPITAL MANAGEMENT LIMITED, its investment adviser~~

Name: Girish Kashyap
Title: Authorized Signatory

Alpha Z Infrastructure VI (Master), L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.

GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM SFMI Infrastructure Feeder, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp

By: /s/ ~~Yuri Baidoukov~~

~~Director~~ Girish Kashyap
Name: Girish Kashyap
Title: Authorized Signatory

~~Name: Yuri Baidoukov~~
~~Title:~~

~~GEM CORP COMMODITIES TRADING SA~~

~~By: /s/ Raj Shivhare~~
~~Name: Raj Shivhare~~
~~Title: Director~~

~~GEM CORP COMMODITIES GLOBAL DM CC~~

~~By: /s/ Peter Litvin~~
~~Name: Peter Litvin~~
~~Title: Director~~

~~GEM CORP CAPITAL ADVISORS LL~~

~~By: /s/ Ahmad Al-Sati~~
~~Name: Ahmad Al Sati~~
~~Title: President~~

~~GEM CORP CAPITAL MANAGEMENT LIMITED~~

By: ~~/s/ Yuri Baidoukov~~

~~Name: Yuri Baidoukov~~

~~Title: Director~~

VERIFICATION

~~**Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission**~~

~~Each~~The undersigned states that he ~~or she~~ has duly executed the ~~attached~~foregoing Application ~~for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 25, 2025~~ for and on behalf of~~, as applicable, Gemcorp Commodities Alternative Products Fund, Gemcorp Fund I Limited, Gemcorp Multi Strategy Master Fund SICAV SCS, Gemcorp Strategic Capital Solutions Fund II Limited, Gemcorp Commodities Trading SA, Gemcorp Commodities Global DMCC, Gemcorp Capital Advisors LLC, and Gemcorp Capital Management Limited,~~ each entity listed below, that he is the authorized person of each such entity; and that all action~~s~~ by ~~stockholders~~officers, directors~~, members~~, and other bodies necessary to authorize the undersigned to execute and file such ~~Application have~~instrument has been taken. ~~Each~~The undersigned further states that he ~~or she~~ is familiar with ~~the~~such instrument, and the contents thereof, and that the facts therein set forth ~~therein~~ are true to the best of his knowledge, information~~,~~ and belief. ~~Dated: July 25, 2025 GEMCORP COMMODITIES~~

~~**ALTERNATIVE PRODUCTS**~~

~~Name: Ahmad Al-Sati~~
~~Title:~~

CION GROSVENOR INFRASTRUCTURE FUND

By: /s/ ~~Ahmad Al-Sati~~

~~Trustee~~ Patrick T. Quinn

~~**GEMCORP FUND I LIMITED, GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS, GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED**~~

~~By: **GEMCORP CAPITAL MANAGEMENT LIMITED**, its investment adviser~~

Name: Patrick T. Quinn
Title: Chief Legal Officer

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: /s/ ~~Yuri Baidoukov~~

~~Director~~ Patrick T. Quinn
Name: Patrick T. Quinn
Title: Chief Legal Officer

~~Name: Yuri Baidoukov~~
~~Title:~~

~~**GEMCORP COMMODITIES TRADING SA**~~

~~By: /s/ Raj Shivhare~~
~~Name: Raj Shivhare~~
~~Title: Director~~

~~**GEMCORP COMMODITIES GLOBAL DMCC**~~

By: ~~/s/ Peter Litvin~~
Name: ~~Peter Litvin~~
Title: ~~Director~~

GEMCORP CAPITAL ADVISORS LLC

GCM GROSVENOR L.P.

By: /s/ ~~Ahmad Al-Sati~~

Name: Ahmad Al-Sati
Title:

~~President~~ Girish Kashyap
Name:Girish Kashyap
Title: Authorized Signatory

Alpha Z Infrastructure VI (Master), L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.

GEMCORP CAPITAL MANAGEMENT LIMITED

GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM SFMI Infrastructure Feeder, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp

By: /s/ Yuri Baidoukov

Name: Yuri Baidoukov
Title: DirectorGirish Kashyap

Name: Girish Kashyap
Title: Authorized Signatory

APPENDIX A

Existing Affiliated Funds

Alpha Z Infrastructure VI (Master), L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM SFMI Infrastructure Feeder, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp

EXHIBIT ~~B~~A

Resolutions of the Board of Trustees of ~~**Gemcorp Commodities Alternative Products Fund**~~the CION Grosvenor Infrastructure Fund and the Board of Directors of the CION Grosvenor Infrastructure Master Fund, LLC (together, the "**Funds**")

~~WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it~~

WHEREAS, CION Grosvenor Management, LLC (the "**Adviser**") recommends that the Funds submit a Co-Investment Exemptive Application (the "**Exemptive Application**") for an order of the Securities and Exchange Commission (the "**SEC**") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Funds (the "**Officers**") be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Funds, to cause the Exemptive Application to be executed, delivered and filed with the SEC, substantially in the form discussed with the Board at this meeting; and

FURTHER RESOLVED, ~~That the Principal Executive Officer and Chief Compliance Officer of the Fund (each an "Authorized Officer" and, collectively, the "Authorized~~that the Officers~~")~~ be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Funds, to ~~prepare or~~ cause to be ~~prepared~~made, executed, delivered and filed with the SEC ~~the Application, and to do or cause to be done such other acts or things and execute such other documents, including~~any amendments to the Exemptive Applications~~, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by~~, together with such exhibits and other documents thereto, as ~~the Authorized Officers preparing the same shall approve, such approval~~are satisfactory in form and substance to counsel to the Funds in order to effectuate the foregoing, such determination to be conclusively evidenced by the ~~filing of the Application; and it is further~~ taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Funds in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Funds; and

FURTHER RESOLVED, ~~That~~that the ~~Authorized~~ Officers be, and each of them hereby is, authorized, empowered and directed~~, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the~~

~~Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.~~ to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

EXHIBIT B

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

~~Adopted on~~

~~May~~September 4, 2025

Re: CION Grosvenor Infrastructure Fund, et al.

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

On behalf of CION Grosvenor Infrastructure Fund, CION Grosvenor Infrastructure Master Fund, LLC, GCM Grosvenor L.P., and certain affiliates thereof (the "Applicants"), we hereby transmit for filing an application (the "Application") for an order from the Securities and Exchange Commission pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 under the 1940 Act to permit the Applicants to enter into certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of, and Rule 17d-1 under, the 1940 Act.

The Applicants respectfully request expedited review under the procedures set forth in 17 CFR 270.0-5(d). The Application contains an exhibit with marked copies of the Application showing changes from the final versions of two precedent applications that the Applicants believe to be substantially identical and for which an order granting the requested relief has been issued within three years of the date hereof.

The exhibit contains marked copies to the applications submitted by Partners Group Private Equity (Master Fund), LLC, *et al.* (File No. 812-15772) (the "Partners Application") and Gemcorp Commodities Alternative Products Fund, *et al.* (File No. 812-15600) (the "Gemcorp Application"). The Applicants believe the Partners Application and the Gemcorp Application to be the most recent applications of the same type to have received an order as of the date hereof.

The Applicants certify that they believe the Application meets the requirements of 17 CFR 270.0-5(d) and that the marked copies required by paragraph 17 CFR 270.0-5(e)(2) are complete and accurate.

Should members of the staff have any questions or comments concerning the Application, they should contact Ryan Brizek of Simpson Thacher & Bartlett LLP at 202-636-5806 or Ryan.Brizek@stblaw.com.

Very truly yours,

CION GROSVENOR INFRASTRUCTURE FUND

By: /s/ Patrick T. Quinn
Name:Patrick T. Quinn
Title: Chief Legal Officer

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By: /s/ Patrick T. Quinn
Name:Patrick T. Quinn
Title: Chief Legal Officer

GCM GROSVENOR L.P.

By: /s/ Girish Kashyap

Name:Girish Kashyap
Title: Authorized Signatory

Alpha Z Infrastructure VI (Master), L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P.
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series)
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series)
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series)
Michigan Small and Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM SFMI Infrastructure Feeder, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp

By: /s/ Girish Kashyap
Name:Girish Kashyap
Title: Authorized Signatory

cc: Stephen Roman, Esq.
    Ryan Brizek, Esq.
    John Dikmak Jr., Esq.
    Sujin (Sophie) Kim, Esq.